April 3, 2012

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Joseph McCant Division of Corporation Finance

Re:	CPC of America, Inc. Withdrawal of Registration Statement on Form S-1 filed February 2, 2011 File No. 333-172248

Ladies and Gentlemen:

On behalf of CPC of America, Inc., a Nevada corporation (the “Company”), we hereby request, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), that the registration statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-172248), as originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on February 14, 2011 (the “Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. None of the Company’s securities has been sold pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 promulgated under the Securities Act.

Please send copies of the written order granting withdrawal of the Registration Statement to the Company’s counsel, Richardson & Patel, LLP, Attn: Peter V. Hogan, 1100 Glendon Avenue, Suite 850, Los Angeles, CA 90024, facsimile number (310) 208-1154.

Should you have any questions regarding this matter, please contact Peter Hogan at (310)208-1182.

Very truly yours,

/s/ Rod A. Shipman
Rod A. Shipman
President and Chief Executive Officer

Cc:	Peter Hogan Richardson & Patel, LLP